WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

January 29, 2009

Mr. Scott G. Hodgdon, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:          Universal Infotainment Systems Corporation
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-154227

Dear Mr. Hodgdon:

We are prepared to file on EDGAR the above Amendment No. 3.

Attached hereto is the related response table and the changed pages.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1	22 - 23	These principals are described as “promoters” and the disclosure required by Items 401(g) and 404(c) has been added.
2	33, 35, 40	Compensation to the Chairman as a result of this loan structure has been disclosed where relevant throughout.
3	47	The Exhibit list has been modified to reflect scrivener’s error in prior filing.
4	Exhibit 5.1	Updated opinion with conforming share numbers filed as exhibit.

PAGES ARE ATTACHED:

Pages 22 - 23

George K. Pavlopoulos and Jack W. Marks participated in research and development activities related to our product line and as such may be deemed promoters of Universal Infotainment Systems Corporation.

With respect to George K. Pavlopoulos and Jack W. Marks, none of the following events occurred during the past five years that are material to an evaluation of the ability or integrity of such persons:

1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
ii. Engaging in any type of business practice; or
iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity; or

5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

In addition, during the past 5 years, neither George K. Pavlopoulos and Jack W. Marks

• received anything of value (including money, property, contracts, options or rights of any kind), directly or indirectly, from us.
• sold or transferred to us any assets.
o
In this connection, we note that neither George K. Pavlopoulos nor Jack W. Marks was an officer, director or shareholder of Universal Global at the time of the transfer of its assets to us and neither received anything of value from us in connection with the transfer.

Page 33:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

…

Cash Requirements

We intend to provide funding for our activities, if any, through a combination of the private placement of its equity securities, the public sales of equity securities and borrowing from commercial lenders. At October 31, 2008, our Chairman had advanced us $59,953, and on November 25, 2008, our Chairman advanced us an additional $15,000. At December 31, 2008, the total amount our Chairman has advanced us was $74,953. He also has indicated that he does not intend to make additional advances in excess of one additional $15,000 advance to us made on January 24, 2009. These funds were and will be obtained by him through loans from his parents pursuant to an oral agreement which bears no interest and is repayable as mutually agreed with no due date.  However, the advances from our Chairman to us bear interest at the rate of 5%, and thus our Chairman will receive additional compensation as a result.  At October 31, 2008, the accrued interest owed our Chairman was $1,175.

Page 35:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

…

As of April 30, 2008, the Company owed one of its officers $1,885 for initial startup costs paid on behalf of the Company. Subsequent to April 30, 2008 the Company received additional advances of $58,718 and repaid $8,043 through October 31, 2008, and as of December 31, 2008, the Company owed the same officer an aggregate of $74,953, which was comprised of additional costs the officer paid on behalf of the Company, a $49,500 cash loan to the Company made by the officer, and an additional $15,000 cash loan. At December 31st, the total amount our Chairman has advanced us which remained unpaid was $74,953. Our Chairman has advanced an additional $15,000 on January 24, 2009. This additional funding will permit us to sustain minimal operations until approximately May, 2009. He also has indicated that he does not intend to make any additional advances.  These funds were obtained by him through loans from his parents pursuant to an oral agreement which bears no interest and is repayable as mutually agreed with no due date.  The balance of the Due to Officer account bears interest at a rate of 5%, and thus our Chairman will receive additional compensation as a result.  At October 31, 2008, the accrued interest owed our Chairman was $1,175.

Page 40:

EXECUTIVE COMPENSATION

…

Additional Compensation to the Chairman

Our Chairman has advanced funds to us. At December 31, 2008, the total amount our Chairman has advanced us which remained unpaid was $74,953. Our Chairman has advanced an additional $15,000 on January 24, 2009. These funds were obtained by him through loans from his parents pursuant to an oral agreement which bears no interest and is repayable as mutually agreed with no due date.  The balance of the Due to Officer account bears interest at a rate of 5%, and thus our Chairman will receive additional compensation as a result.  At October 31, 2008, the accrued interest owed our Chairman was $1,175.

EXHIBITS

Item 3

1	Articles of Incorporation of Universal Infotainment Systems Corporation
2	Amendment to Articles of Incorporation
3	Bylaws of Universal Infotainment Systems Corporation
4	Dissolution of Universal Global Corp.

Item 4

1	Form of common stock Certificate of the Universal Infotainment Systems Corporation(1)

Item 5

1     Legal Opinion of Williams Law Group, P.A. *

Item 10

1	Agreement for Acquisition of assets upon formation
2	Employment Agreement - Emanuel G Pavlopoulos
3	Employment Agreement - Nour Lawand
4	Employment Agreement - James Clark Beattie
5	Employment Agreement - Dimitrios Ioannidis
6	Employment Agreement Amendment - Emanuel G Pavlopoulos
7	Employment Agreement Amendment - Nour Lawand
8	Employment Agreement Amendment - James Clark Beattie
9	Employment Agreement Amendment - Dimitrios Ioannidis
10	Lease Agreement
11	Sub-Lease Agreement
12	Legal Services Agreement
13	Second Employment Agreement Amendment - Emanuel G Pavlopoulos
14	Second Employment Agreement Amendment - Nour Lawand
15	Second Employment Agreement Amendment - James Clark Beattie
16	Second Employment Agreement Amendment - Dimitrios Ioannidis

Item 23

1      Consent of Salberg & Company, P.A. *
2    Consent of Williams Law Group, P.A.   (included in Exhibit 5.1) *

* Filed herewith

All other Exhibits called for by Rule 601 of Regulation SK are not applicable to this filing.

EXHIBIT 5.1

WILLIAMS LAW GROUP, P.A.
2503 West Gardner Court
Tampa, FL  33611
Phone:  813.831.9348
Fax:  813.832.5284

January 28, 2009

Universal Infotainment Systems Corporation

Re: Registration Statement on Form S-1

Gentlemen:

     I have acted as your counsel in the preparation on a Registration Statement on Form S-1 (the "Registration Statement") filed by you with the Securities and Exchange Commission covering 1,392,246 shares of Common Stock of Universal Infotainment Systems Corporation filed on October 14, 2008 (the "Stock").

     In so acting,  I have examined and relied upon such records,  documents and other  instruments  as in our judgment are necessary or  appropriate in order to express the opinion  hereinafter  set forth and have assumed the  genuineness of all signatures,  the authenticity of all documents submitted to us as originals, and the  conformity  to original  documents  of all  documents  submitted  to us certified or photostatic copies.  This opinion is based upon the laws of the state of Nevada.

Based on the foregoing, I am of the opinion that:

     1.  The Stock is duly and validly issued, fully paid and nonassessable.

     2.  The issuance of the Stock has been duly authorized.

     I hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not hereby admit that I come within the category of a person whose consent is required under Section 7 of the Act, or the general rules and regulations thereunder.

Very truly yours,

/s/Michael T. Williams
Michael T. Williams